Filed Pursuant to Rule 424(b)(3)

Registration No. 333-189168

PROSPECTUS SUPPLEMENT NO. 8

(To Prospectus Dated March 24, 2014)

6,249,996 Shares of Common Stock

This prospectus supplement no. 8 supplements the prospectus dated March 24, 2014, relating to the resale of up to 6,249,996 shares of common stock of Dune Energy, Inc. offered by the selling shareholders which represents shares of the registrant’s common stock issued to the shareholders pursuant to Common Stock Purchase Agreements between the registrant and each of the selling shareholders dated December 20, 2012, which shares were issued to the selling shareholders on May 8, 2013.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on November 21, 2014.

You should read this prospectus supplement in conjunction with the prospectus and the information incorporated by reference therein, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus and the information incorporated by reference therein except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is traded on the OTCQB tier of the OTC Markets Group Inc. under the symbol “DUNR.” On November 24, 2014, the closing price of our common stock was $0.28.

Investing in our common stock being offered for resale under the prospectus involves a high degree of risk. See “Risk Factors” beginning on page 8 of the prospectus before you make an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 26, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 20, 2014

DUNE ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-27897	95-4737507
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S Employer Identification No.)

Two Shell Plaza 777 Walker Street, Suite 2300 Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 229-6300

NOT APPLICABLE

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On September 17, 2014, Dune Energy, Inc., a Delaware corporation (the “Company”), Eos Petro, Inc., a Nevada corporation (“Eos”), and Eos Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Eos (“Merger Subsidiary”), entered into an Agreement and Plan of Merger dated September 17, 2014 (the “Merger Agreement”), pursuant to which, among other things, Merger Subsidiary, agreed to commence a cash tender offer (the “Tender Offer”) for all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), for $0.30 per share payable to the holder in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”). In addition to the Offer Price, Eos and Purchaser shall provide the Company with sufficient funds to pay in full and discharge all of the Company’s outstanding indebtedness and shall assume liability for all of the Company’s trade debt, as well as fees and expenses related to the Merger Agreement and the transactions contemplated therein.

On October 9, 2014, Eos through Merger Subsidiary commenced the Tender Offer which was set to expire on November 6, 2014 and was subsequently extended by the parties to November 20, 2014.

On November 20, 2014, the Company, Eos and Merger Subsidiary entered into a letter agreement (the “Amendment”), which amended the Merger Agreement to (1) further extend the expiration date of the Offer to midnight, New York City Time, on Monday, December 22, 2014, and (2) permit the Company to solicit potential Acquisition Proposals (as defined in the Merger Agreement) from, and enter into discussions and negotiations with, other third parties during the term of the Merger Agreement.

The foregoing description of the Merger Agreement, as amended by the Amendment, and the transactions contemplated therein is not complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which was attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 18, 2014, and the Amendment, attached hereto as Exhibit 2.2, both of which are incorporated herein by reference.

The Merger Agreement, as amended by the Amendment, and the foregoing description of the Merger Agreement and Amendment have been included to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such contracting parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating contractual risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts of the Company, Eos or Merger Subsidiary or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Important Information for Investors and Security Holders

No statement in this Current Report on Form 8-K is an offer to buy or the solicitation of an offer to sell any securities. Eos has previously filed its offer to purchase and related materials with the Securities and Exchange Commission (the “SEC”) on Schedule TO, as subsequently amended, and the Company has previously filed its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9, as subsequently amended, with respect to the tender offer. Investors and stockholders are urged to read the Tender Offer Statement, as amended, (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9, as amended, carefully, as well as other documents filed with the SEC, before any decision is made with respect to the Tender Offer, because they contain important information, including terms and conditions of the offer. The Tender Offer Statement and

Solicitation/Recommendation Statement on Schedule 14D-9 will be sent free of charge to the Company stockholders, and these and other materials filed with the SEC may also be obtained by contacting the information agent for the tender offer Okapi Partners, LLC toll-free at (855) 305-0856 or info@okapipartners.com. In addition, all of these materials (and all other documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Investors and stockholders may also obtain free copies of these documents that are filed with the SEC from the Company at http://www.duneenergy.com.

Forward Looking Statements

Certain statements contained herein constitute forward-looking statements with respect to certain plans and objectives of the Company with respect to the proposed Tender Offer, Merger and related transactions, including the timing of the completion of the Merger with Merger Subsidiary. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: the risk that the acquisition of the Company and any related Tender Offer and Merger may not be consummated, or may not be consummated in a timely manner. The Company’s business as a whole is subject to a number of risks, and to the extent those risks are known to be material, they have been listed and discussed in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013, and quarterly and current reports on Form 10-Q and 8-K. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct, and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this communication. The Company assumes no obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of September 17, 2014, by and among EOS Petro, Inc., EOS Merger Sub, Inc. and Dune Energy, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on September 18, 2014.)

2.2	Letter Agreement, dated as of November 20, 2014, by and among EOS Petro, Inc., EOS Merger Sub, Inc. and Dune Energy, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DUNE ENERGY, INC.

Date: November 21, 2014	By:	/s/ James A. Watt
Name: James A. Watt
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of September 17, 2014, by and among EOS Petro, Inc., EOS Merger Sub, Inc. and Dune Energy, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on September 18, 2014.)

2.2	Letter Agreement, dated as of November 20, 2014, by and among EOS Petro, Inc., EOS Merger Sub, Inc. and Dune Energy, Inc.

Exhibit 2.2

November 20, 2014

Dune Energy, Inc.

777 Walker Street, Suite 2300

Houston, Texas 7702

Attention: James A. Watt

Re:	Agreement and Plan of Merger among Eos Petro, Inc. (“Eos”), Eos Merger Sub, Inc. and Dune Energy, Inc. (“Dune”), dated as of September 16, 2014, as amended on November 6, 2014 (the “Merger Agreement”)

Dear James:

This letter agreement is being entered into in connection with the Merger Agreement. Any capitalized term used in this letter agreement without definition has the meaning ascribed to it in the Merger Agreement.

The Merger Agreement is hereby amended as follows:

1. Expiration Date. The Expiration Date, as set forth in Section 2.1(c) of the Merger Agreement, is extended to midnight, New York City time, on December 22, 2014.

2. Sections 6.3 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“6.3 Acquisition Proposals.

(a) The Company shall have the right, and shall have the right to authorize or permit any of its Subsidiaries or its or their Representatives, to (i) solicit and initiate inquiries with respect to the submission of any Acquisition Proposal and (ii) participate in substantive discussions or negotiations regarding and furnish any non-public information relating to the Company or any of its Subsidiaries with respect to, and otherwise cooperate with, and assist, participate in, facilitate and encourage, the effort or attempt by any Person to make an inquiry in respect of or make any proposal or offer that constitutes, or may be reasonably be expected to lead to, any Acquisition Proposal.

(b) Intentionally omitted.

(c) From the date hereof until the earlier of the Effective Time or the Termination Date, the Company shall notify Parent as soon as practicable (but in any event within two (2) Business Day) after receipt of (i) any Acquisition Proposal or indication that any Person is considering making an Acquisition Proposal, (ii) any request for non-public information relating to the Company or any of its Subsidiaries or (iii) any request for access to the properties, assets or the books and records of the Company or its Subsidiaries that the Company reasonably believes is reasonably likely to lead to an Acquisition Proposal. The Company shall provide Parent promptly with the identity of such Person, a description of such Acquisition Proposal, indication or request and, if applicable, a copy of such Acquisition Proposal. The Company shall keep Parent informed on a reasonably current basis of the status and the material details of any such Acquisition Proposal, indication or request.

(d) Until the earlier to occur of the Termination Date and the Effective Date, the Company shall concurrently disclose or make available to Parent the same information as it makes available to any other Person in connection with an Acquisition Proposal.

(e) The Board of Directors of the Company shall not (i) except as set forth in this Section 6.3 or required by Rule 14(e)-2 and 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, withdraw or modify or change in a manner adverse to Parent and Merger Subsidiary, its recommendation of the Offer, the Top-Up Option, the Merger or this Agreement or (ii) except as set forth in this Section 6.3, approve, recommend or cause the Company to enter into any written agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, if, at any time prior to the earlier of (i) the Acceptance Date and (ii) the date on which the Required Company Vote is obtained for the Merger, if required, the Board of Directors of the Company determines in good faith (after taking into account the advice of its financial and legal advisors) that an Acquisition Proposal constitutes a Superior Proposal, the Board of Directors of the Company may withdraw or modify its recommendation of the Offer, the Top-Up Option, the Merger or the Agreement in response to the Superior Proposal and terminate this Agreement in accordance with Section 8.1(c)(ii), but only if the Company’s Board of Directors determines in good faith (after taking into account the advice of its financial and legal advisors) that the failure to take such action could reasonably likely result in a breach of its fiduciary duties to the stockholders of the Company under applicable Laws.

(f) Notwithstanding the foregoing, (i) the Board of Directors of the Company shall be permitted to disclose to the stockholders of the Company a position with respect to an Acquisition Proposal required by Rule 14e-2(a), Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act and (ii) the Board of Directors of the Company may withdraw, modify or amend its recommendation of the Offer, the Merger and this Agreement at any time if it determines in good faith, after taking into account the advice of its legal advisors that the failure to take such action could reasonably likely result in a breach of its fiduciary obligations to the stockholders of the Company under applicable Laws.”

Except as amended and modified by this letter agreement, the Merger Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

This letter agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures were upon the same instrument.

If the foregoing correctly sets forth your understanding, please execute this letter agreement in the space provided below and a return a copy to me.

Very truly yours,

EOS PETRO, INC.

By:	/s/ Nikolas Konstant
Nikolas Konstant, Chairman and CFO

EOS MERGER SUB, INC.

By:	/s/ Nikolas Konstant
Nikolas Konstant, President and CEO

ACCEPTED AND AGREED TO
AS OF THE DATE FIRST WRITTEN ABOVE:

DUNE ENERGY, INC.

By:	/s/ James A. Watt
James A. Watt, President and CEO